NEWS RELEASE                                                                                                                                                                                                                                                                                                                                          ELD No. 10-09

TSX: ELD     NYSE: EGO     ASX: EAU                                                                                                                                                                                                                                                                                            May 12, 2010

Eldorado Gold Announces Friendly Transaction

With Brazauro Resources Corporation By Plan Of Arrangement

VANCOUVER, BC - Eldorado Gold Corporation announced today an agreement whereby Eldorado will acquire, through a court approved plan of arrangement under the laws of British Columbia (the “Arrangement”), all of the outstanding common shares (the “Brazauro Shares”) of Brazauro Resources Corporation (TSX-V: BZO) for total consideration consisting of common shares of Eldorado (the “Eldorado shares”) having a value of approximately C$122.4 million (including the value of New  Brazauro).

Under the Arrangement, each Brazauro Share will be exchanged for 0.0675 Eldorado shares, which together with the contemplated spin out of New Brazauro would value Brazauro at C$1.33 per share, representing a premium of 92% to the closing price of Brazauro shares on the TSX Venture Exchange (the “TSX-V”), as at May 11, 2010. In addition, as part of the transaction, Eldorado has agreed to fund with C$10 million a new exploration company (“New Brazauro”) that will contain certain exploration properties currently owned by Brazauro.  Each shareholder of Brazauro, other than Eldorado, will receive one share of New Brazauro in addition to 0.0675 Eldorado shares for each Brazauro Share.

The principal asset of Brazauro, the Tocantinzinho Project in Tapajós, Brazil, is a late stage exploration project with a current Measured and Indicated Resource of 1.9 million ounces of gold.  In addition, Eldorado will also acquire two exploration projects, Água Branca and Piranhas, which are located in close proximity to the Tocantinzinho Project.

“We are extremely pleased to have achieved a consensual transaction with Brazauro. Unified project ownership represents the best chance for development of profitable and responsible mining operations at Tocantinzinho and our intention is to continue with an intensive exploration program with the objective to establish a basis for successful mining operations,” said Paul Wright, President and CEO of Eldorado.

The number of Eldorado shares and warrants to be issued pursuant to the transaction will be approximately 6.1 million, assuming all existing in the money options and warrants of Brazauro are exercised into Brazauro shares in advance of the transaction closing.  The transaction is expected to close by July 15, 2010 and is subject to customary Court and regulatory approvals.

The Arrangement has been approved by the boards of directors of Eldorado and Brazauro and will be subject to, among other things, approval by holders of 66 2/3% of the Brazauro common shares, options and warrants voting as a single class and approval by a majority of Brazauro common shareholders, other than Eldorado, at a special meeting of Brazauro security holders called to approve the transaction.  Officers and directors of Brazauro, representing approximately 8.9% of Brazauro’s outstanding shares, options and warrants have entered into lock-up and support arrangements with Eldorado under which they have agreed to vote in favour of the transaction.  Eldorado owns 14,326,000 of Brazauro’s common shares and 4,916,000 warrants representing approximately 17.2% of Brazauro on a fully diluted basis.

In the event that the transaction is not completed, Brazauro has agreed to pay Eldorado a termination fee equal to C$4.8 million, under certain circumstances.  Brazauro has also provided Eldorado with certain other customary rights, including a right to match competing offers. Brazauro has received a fairness opinion in respect of the transaction from BMO Capital Markets Inc.

Mark Jones III, Chairman and Chief Executive Officer of Brazauro commented, “I am delighted with today’s transaction and very happy to place the future of the Tocantinzinho Project in the hands of a first-class operator like Eldorado.  Our shareholders have realized significant and immediate value for the Tocantinzinho Project and will continue to be exposed to its ongoing development through their ownership in Eldorado and to several quality exploration projects through their ownership in New Brazauro.”

For Brazauro shareholders, the Arrangement represents:

  a substantial premium of C$1.33 per Brazauro Share (including the value of New Brazauro).  The Arrangement represents a premium of 92% based on the closing prices of both companies' shares on the TSX and TSX-V on May 11, 2010;

  significantly enhanced liquidity for Brazauro's shareholders in the form of Eldorado shares;

  participation in a high quality, high growth gold producer with low cost operating assets and a significant market presence and market analyst endorsement;

  elimination of existing “single project” risk through exposure to Eldorado's portfolio of high quality producing mines and near-term development projects;

  an opportunity to enhance and accelerate development of the Tocantinzinho gold project through a dedicated Eldorado team with a proven track record of successfully discovering, permitting, developing and operating mines;

  the availability of financial and technical resources to manage the Tocantinzinho gold project through the challenges associated with mine development, construction and operations;

  increased financial strength, immediate cash flow from current gold production and improved access to capital; and

  as Eldorado is the current operator and has aided in development to date, the Arrangement provides the opportunity for operational and administrative continuity at the Tocantinzinho gold project.

Eldorado's financial advisor is GMP Securities L.P.; its legal advisor is Fasken Martineau DuMoulin LLP in Canada and Dorsey & Whitney LLP in the United States.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece and Turkey.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the terms and the timing of the acquisition for Brazauro Shares and Eldorado’s assessment of the effect of the acquisition on Eldorado and on the shareholder’s of Brazauro, the timing and prospects for shareholder approval of the Arrangement and the implementation thereof and the ability of Eldorado to advance development of the Tocantinzinho project.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the Arrangement will be subject to certain conditions; gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition higher than anticipated; ability to complete acquisitions; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Cautionary Note About Forward-Looking Statements and Information” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this document are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM (“CIM Standards”).  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2010 filed under the Company’s name at www.sedar.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).  Eldorado’s CDIs trade on the Australian Securities Exchange (ASX:EAU).  The TSX has neither approved nor disapproved the form or content of this release.

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws, and are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Contact:
Nancy E. Woo, Vice President, Investor Relations
Phone: 604.601.6650 or 1.888.353.8166
Fax: 604.687.4026
Email: nancyw@eldoradogold.com
Request for information packages: laurelw@eldoradogold.com

Eldorado Gold Corporation
1188, 550 Burrard Street
Vancouver, BC V6C 2B5
Web site: www.eldoradogold.com